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                                                              EXHIBIT 99.1

FOR IMMEDIATE RELEASE
Contact:   Stephen DeMaria/Margaret Turbeville
           Fibreboard Corporation
           (214) 954-9500


                        FIBREBOARD MULTI-BILLION DOLLAR
                   ASBESTOS INSURANCE SETTLEMENT FINALIZED

         NATION'S LARGEST SINGLE-COMPANY ASBESTOS SETTLEMENT RECORDED


DALLAS (Nov. XX, 1996) -- Fibreboard Corporation (AMEX:FBD) announces that its multi-billion dollar asbestos Insurance Settlement Agreement, unanimously approved in July by the U.S. Fifth Circuit Court of Appeals, is final as the period for filing a petition for review with the U.S. Supreme Court has expired.

     The more than $3 billion Insurance Settlement Agreement between
Fibreboard and its insurers, Continental Casualty Company and Pacific Indemnity Company, is the nation's largest recorded single-company asbestos settlement. A related Global Settlement Agreement, which if ultimately approved supercedes the Insurance Settlement Agreement, also was approved by the Fifth Circuit in July, but separately awaits that Court's decision on a pending petition for rehearing by certain objectors.

     In response to the final approval of the Insurance Settlement Agreement, Arthur Andersen LLP, Fibreboard's outside auditor, has removed its qualification regarding asbestos from its report on Fibreboard's 1995 financial statements. Additionally, Fibreboard's insurers are commencing to pay approximately $1 billion in deferred settlement obligations.

     "The Insurance Settlement Agreement is a major milestone in resolving our asbestos litigation and continuing Fibreboard's turn-around strategy," said John D. Roach, Fibreboard's chairman and chief executive officer. "While we are diligently pursuing final approval of the Global Settlement Agreement, which would completely bar future asbestos personal injury claims from being asserted against Fibreboard, we now know for the first time that we are assured at a minimum of receiving the enormous benefits provided by the Insurance Settlement Agreement. We can now focus all our attention on our next significant growth phase, with the goal of doubling revenues to $1 billion by the year 2000."


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Fibreboard finalizes settlement agreement -- Page two

     Under the Insurance Settlement Agreement, Fibreboard's insurers will pay in full all settlements reached prior to August 27, 1993. Additionally, the insurers will provide Fibreboard up to $2 billion, plus accrued interest, in additional funds to manage and resolve pending unsettled claims as of August 27, 1993, as well as claims filed after that date.

     In August 1993, Fibreboard, its insurers and plaintiffs also entered into a Global Settlement Agreement, which was affirmed by the Fifth Circuit in July 1996 when the Court also unanimously approved the Insurance Settlement Agreement. If ultimately approved, the Global Settlement Agreement provides that Fibreboard's insurers, Continental Casualty Company and Pacific Indemnity Company, assume full responsibility for resolving all asbestos personal injury claims settled or filed as of August 27, 1993. Claims filed after August 27, 1993 and all future claims become the responsibility of a court supervised settlement trust, separately funded by the insurers with more than $1.5 billion. If the Global Settlement Agreement is not ultimately approved, the Insurance Settlement Agreement will be implemented.

     "Attaining final approval of the Insurance Settlement Agreement is a true testament to the expertise and perseverance of our legal team, led by Fibreboard's senior vice president and general counsel Michael Douglas and our outside counsel, Brobeck, Phleger and Harrison, led by firm chairman Stephen Snyder," said Roach.


THE FIBREBOARD TURN-AROUND STRATEGY

     In 1991, facing mounting losses and enormous asbestos liabilities, the company's Board elected a new chairman and chief executive officer, John D. Roach, to lead a corporate revitalization and turn-around strategy. The three-prong strategy consisted of demonstrating profit potential of existing businesses, resolving asbestos litigation, and achieving aggressive growth.

     Significant results have been achieved in just five years. From 1991 to 1995, the company's revenues, including discontinued operations, increased from $234 million to $493 million, net income increased from a loss of $43.9 million to a profit of $95.8 million, earnings per share increased from a loss of $5.50 per share to a gain of $10.66 per share, with book value per share increasing from $12.37 to $26.67.

     In addition, with the 1994-1995 acquisitions of Norandex and Vytec respectively, Fibreboard now is the fifth largest manufacturer of vinyl siding in North America, with a new



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Fibreboard finalizes settlement agreement -- Page three

manufacturing facility increasing plant capacity by more than 30 percent by mid-1997. The company has set the objective of being in the "top three" by the turn of the century when analysts estimate that the vinyl siding market will reach approximately 4 billion square feet of product.

     The company divested its Wood Products division in September 1995 and anticipates completing the sale of its Resorts Group by the end of this year. The company's future growth goals continue to focus on expanding market share in the building products industry through internal growth and acquisition, and building corporate value through opportunistic, disciplined acquisitions with more than $200 million available through credit facilities to support expansion plans.

     Fibreboard Corporation, headquartered in Dallas, is a leader in the building products industry, manufacturing residential vinyl products, cast stone building products and industrial insulation. Building products manufacturing groups include Norandex Vinyl Products Company, Vytec Corporation, Stone Products Corporation and Pabco. Its Norandex Distribution Company operates an extensive multi-state distribution network for exterior building products. The company also currently owns and operates three California resorts: Northstar-at-Tahoe, an all season ski and golf resort and conference center, and Sierra-at-Tahoe and Bear Mountain Ski Resort, both day ski facilities.

  For more information on Fibreboard Corporation, please call (800) PRO-INFO.



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